As filed with the Securities and Exchange Commission on September 14, 2018

1933 Act File No. 333-225293

1940 Act File No. 811-21284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☒
Post-Effective Amendment No. 1	☐
and/or	☒

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 15	☒

AllianzGI Convertible & Income Fund

(Exact name of Registrant as specified in Charter)

1633 Broadway, New York, NY 10019

(Address of principal executive offices) (Zip code)

(888) 852-3922

(Registrant’s telephone number, including area code)

Thomas J. Fuccillo, Esq.

c/o Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10019

(Name and address of agent for service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-225293 and 811-21284) of AllianzGI Convertible & Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended February 29, 2016 and 2012 and February 28, 2018, 2017, 2015, 2014, 2013, 2011, 2010 and 2009.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed May 1, 2018 (File No. 811- 21284):

Schedule of Investments as of February 28, 2018

Statement of Assets and Liabilities as of February 28, 2018

Statement of Operations for the year ended February 28, 2018

Statements of Changes in Net Assets for the two years ended February 28, 2018 and February 28, 2017

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated April 20, 2018

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated March 12, 2003. (1)

a.2	Amendment to the Amended and Restated Agreement and Declaration of Trust dated June 23, 2010. (5)

a.3	Amendment No. 2 to the Amended and Restated Agreement and Declaration of Trust dated October 17, 2012. (6)

b.1	Fifth Amended and Restated Bylaws of Registrant—filed herewith.

b.2	Statement of Preferences with Respect to Cumulative Preferred Shares—filed herewith.

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Fifth Amended and Restated Bylaws of Registrant. (7)

d.3	Statement of Preferences with Respect to Cumulative Preferred Shares—filed herewith.

d.4	Form of Share Certificate of the Common Shares. (1)

d.5	Specimen certificate representing the Registrant’s Auction Preferred Shares of beneficial interest. (2)

e.	Terms and Conditions of Dividend Reinvestment Plan. (5)

f.	None.

g.	Amended and Restated Investment Management Agreement between Registrant and Allianz Global Investors Fund Management LLC (predecessor in interest to Allianz Global Investors U.S. LLC)—filed herewith.

h.	Form of Underwriting Agreement for the Cumulative Preferred Shares—filed herewith.

i.	None.

j.	Custody Agreement dated January 23, 2017 with State Street Bank & Trust Company. (8)

k.1	Form of Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC. (5)

k.2	Form of Addendum to Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC—filed herewith.

k.3	Regulations of American Stock Transfer & Trust Company, LLC. (5)

k.4	Form of Support Services Agreement between Registrant and Allianz Global Investors Distributors LLC. (5)

l.	Opinion and consent of Ropes & Gray LLP as to the Registrant’s Cumulative Preferred Shares—filed herewith.

m.	None.

n.	Consent of Registrant’s Independent Registered Public Accounting Firm. (8)

o.	None.

p.	Subscription Agreement of Allianz Dresdner Asset Management of America L.P. dated July 16, 2003. (1)

q.	None.

r.1	Code of Ethics of Registrant. (7)

r.2	Code of Ethics of Allianz Global Investors U.S. LLC. (7)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers. (3)

s.1

Power of Attorney for Deborah A. DeCotis, F. Ford Drummond, A. Douglas Eu, Bradford K. Gallagher, Erick R. Holt, James A. Jacobson, Hans W. Kertess, James S. MacLeod, William B. Ogden, IV, Alan Rappaport, Davey S. Scoon, Thomas J. Fuccillo and Scott Whisten. (8)

(1)

Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-102624 and 811-21284 (filed March 24, 2003).

(2)

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-102624 and 811-21284 (filed May 16, 2003).

(3)

Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-102624 and 811-21284 (filed March 26, 2003).

(4)	Incorporated by reference to the Registrant’s Annual Report on Form N-CSR, Registration No. 811-21284 (filed May 1, 2012).
(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-184077 and 811-21284 (filed November 30, 2012).
(6)

Incorporated by reference to the Registrant’s Registration Statement on Form POS 8C relating to its common shares of beneficial interest, Registration Nos. 333-184077 and 811-21284 (filed May 20, 2013).

(7)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-225293 and 811-21284 (filed May 30, 2018).
(8)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-225293and 811-21284 (filed August 15, 2018).

Item 26:	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 82 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$42,100
Printing and Engraving Expenses	50,000
Legal Fees	300,000
New York Stock Exchange Fees	48,200
Auditing Fees	25,000
Credit Rating Agency Fees	154,000
Miscellaneous Expenses	2,700

Total	622,000

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29:	Number of Holders of Securities

At August 10, 2018:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	58
Auction Rate Preferred Shares
Class A	3
Class B	4
Class C	4
Class D	3
Class E	4

Item 30:	Indemnification

Reference is made to Article VIII Sections (1) through (5), of the Registrant’s Amended and Restated Agreement and Declaration of Trust, as amended, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Articles of Incorporation, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of the Investment Adviser

Except as set forth below, the directors and officers of Allianz Global Investors U.S. LLC, the Registrant’s investment adviser (the “Manager”), have been engaged during the last two fiscal years in no business, profession, vocation or employment of a substantial nature other than as directors or officers of the Manager or certain of the Manager’s corporate affiliates. The business and other connections of the officers and directors of the Manager are listed in Schedules A and D of its Form ADV as currently on file with the SEC, the text of which Schedules are hereby incorporated herein by reference. The file number of the Manager’s Form ADV is 801-69803. Certain officers of the Manager serve as officers or trustees of some or all of the Registrant, Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust and the Allianz-sponsored closed-end funds. The address of the Manager, its corporate affiliates, Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust, Premier Multi-Series VIT and the Allianz-sponsored closed-end funds is 1633 Broadway, New York, NY 10019.

Name and Title	Non-Allianz business, profession, vocation or employment
N/A	N/A

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of State Street Bank & Trust Co., 801 Pennsylvania Avenue, Kansas City, Missouri 64105 and/or DST Asset Manager Solutions, Inc., 330 W. 9th Street, 5th Floor, Kansas City, Missouri 64105.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.

Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

(a)

For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of AllianzGI Convertible & Income Fund (the “Fund”) is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 14th day of September, 2018.

ALLIANZGI CONVERTIBLE & INCOME FUND

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 14th day of September, 2018.

Signature	Title	Date

/s/ Thomas J. Fuccillo Thomas J. Fuccillo	President and Chief Executive Officer	September 14, 2018

Scott Whisten* Scott Whisten	Treasurer and Principal Financial and Accounting Officer

Erick R. Holt* Erick R. Holt	Trustee

Deborah A. DeCotis* Deborah A. DeCotis	Trustee

F. Ford Drummond* F. Ford Drummond	Trustee

A. Douglas Eu* A. Douglas Eu	Trustee

Bradford K. Gallagher* Bradford K. Gallagher	Trustee

James A. Jacobson* James A. Jacobson	Trustee

Hans W. Kertess* Hans W. Kertess	Trustee

James S. MacLeod* James S. MacLeod	Trustee

William B. Ogden, IV* William B. Ogden, IV	Trustee

Alan Rappaport* Alan Rappaport	Trustee

Davey S. Scoon* Davey S. Scoon	Trustee

*By:	/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Attorney-In-Fact and Agent for the Individuals Noted Above Date: September 14, 2018

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(b)(1)	Fifth Amended and Restated Bylaws

(b)(2)	Statement of Preferences for Cumulative Preferred Shares

(g)	Amended and Restated Investment Management Agreement

(h)	Underwriting Agreement

(k)(2)	Form of Addendum to Transfer Agency and Registrar Services Agreement

(l)	Ropes & Gray Securities Opinion